Exhibit A-2

RETAINED EARNINGS ANALYSIS OF PACIFICORP DETAILING GROSS EARNINGS, GOODWILL AMORTIZATION, DIVIDENDS PAID AND RESULTING CAPITAL BALANCES AT March 31, 2003($MM)

($ in millions)
Retained earnings at September 30, 2002	$236.5
Net income for the period	73.0
Goodwill amortization	0
Dividends declared – common	0
Dividends declared – preferred	(3.6)
Transfer of Subsidiary	0
Retained earnings at March 31, 2003	$305.9